SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2009
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

Summary of 2009 3Q Business Report
On November 16, 2009, Shinhan Financial Group (“SFG”) filed its 2009 3Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Auditor
4. Directors, Executive Officers and Employees
5. Major Shareholder and Market Price Information of Our Common Shares and ADRs
6. Related Party Transactions
Exhibit 99.1
Exhibit 99-1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2009

1. Introduction of the Group
Company History in 2008 and 2009
▪	March 2008 : JSC Shinhan Bank Kazakhstan, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	April 2008 : SFG and Shinhan Bank obtain the Federal Reserve Bank’s approval to become Financial Holding Companies

▪	April 2008 : Shinhan Bank China Limited, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	May 2008 : Shinhan AITAS, a fund administration and accounting subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	June 2008 : Shinhan-KTF Mobile Card, a joint-venture company with KT Freetel, joins SFG as an indirect subsidiary

▪	August 2008 : Shinhan Private Equity Fund II joins SFG as an indirect subsidiary

▪	September 2008 : Shinhan Bank Canada joins SFG as an indirect subsidiary

▪	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

▪	June 2009 : SH&C separated from SFG after SFG consummates share transfers of SH&C

▪	September 2009 : Shinhan Bank Japan joins SFG as an indirect subsidiary

▪	September 2009 : SHC Management liquidation process initiated through a shareholders resolution to dissolve the company
Change in Management
On March 17, 2009, the Board of Directors of Shinhan Financial Group appointed Mr. Sang Hoon Shin as the new President & CEO. Mr. Sang Hoon Shin was formerly President and CEO of Shinhan Bank. Mr. Shin also served as the Managing Director of Shinhan Financial Group in 2001 and as the Managing Director of Shinhan Bank in 1999.
Change in Capital Stock
The number of our common shares has increased by 78,000,000 shares on March 25, 2009 as a result of a rights offering. The subscription price for the new common shares was KRW 16,800 per share. The aggregate proceed from this offering was KRW 1,310,400 million prior to adjusting for the underwriting commissions and other offering expenses. Please refer to the 6-K filed at February 2, 2009 for more details regarding the rights offering.

Dividend for FY 2008
1)	Dividend Amount for Common Stock: KRW 0

2)	Dividend Amount for Preferred Stock: KRW 244,987 million

3)	Total Dividend Amount: KRW 244,987 million
Principal Subsidiaries under Korean Law (as of September 30, 2009)
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas Asset Management 1)	65.0%
Jeju Bank2)	68.9%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management	100.0%

1)	Shinhan BNP Paribas Asset Management launched on January 1, 2009.

2)	Jeju Bank is currently listed on the Korea Exchange.
Indirect subsidiaries held through direct subsidiaries

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.00%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.00%
	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe GmbH	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	80.1%
	JSC Shinhan Bank Kazakhstan	100.00%
	Shinhan Bank China Limited	100.00%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.00%
	Shinhan Bank Japan	100.00%
	Shinhan Vietnam Bank	100.00%

Shinhan Card	Shinhan-KT Mobile Card	50.00%

Shinhan Investment Corp.	Shinhan Investment Corp Europe Ltd.	100.00%
	Shinhan Investment Corp USA Inc.	100.00%
	Shinhan Investment Corp Asia Ltd.	100.00%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	% 2)
	Shinhan Private Equity Fund II	2.17	%3)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

3)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.
Number of Shares

	Number of Shares
Types of Shares	As of December 31, 2008	As of September 30, 2009
Common Shares	396,199,587	474,199,587
Redeemable Preferred Shares	47,690,251	38,373,459
Redeemable Convertible Preferred Shares	14,721,000	14,721,000
Total	458,610,838	527,294,046

2. Business Results
Operation Results
(KRW billion)

	2009	2008	2007
	(Jan.1~Sept.30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating income	1,605.0	3,032.2	3,737.4
Non-operating income	99.9	223.6	277.7
Non-operating expense	130.3	262.1	102.0
Earnings before income tax	1,574.6	2,993.7	3,913.1
Income taxes	524.3	968.5	549.0

Pre-acquisition income in subsidiaries	—	-0.4	874.1

Consolidated net income	1,065.8	2,025,6	2,490.0
Net income in majority interest	1,049.1	2,018.6	2,396.4
Net income in minority interest	16.7	7.0	93.6

Source and Use of Funds
Source of Funds

			2009				2008				2007
			(Jan.1~Sept.30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
			Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW million, %)			Ratio(%)		Paid	Rate(%)	Ratio(%)		Paid	Rate(%)	Ratio(%)		Paid	Rate(%)
Source	Fund in KRW	Deposits	1,149,373	43.59	27,301	3.18	958,347	38.71	39,116	4.08	876,195	40.78	26,967	3.08
		CD	124,105	4.71	5,314	5.72	157,372	6.36	9,600	6.1	149,773	6.97	8,076	5.39
		Borrowing	72,271	2.74	1,982	3.67	67,277	2.72	3,332	4.95	60,264	2.81	2,437	4.04
		Call Loan	16,138	0.61	224	1.86	21,912	0.89	1,043	4.76	19,148	0.89	1,130	5.90
		Debenture	390,098	14.79	16,034	5.5	418,532	16.91	24,970	5.97	369,104	17.18	18,850	5.11
		Others	74,000	2.81	2,142	3.87	76,243	3.08	4,259	5.59	57,816	2.69	3,519	6.09
		Subtotal	1,825,985	69.25	52,997	3.88	1,699,683	68.66	82,320	4.84	1,532,300	71.32	60,980	3.98
	Fund in Foreign Currency	Deposits	103,183	3.91	1,730	2.24	67,431	2.72	1,791	2.66	49,953	2.33	1,532	3.07
		Borrowing	82,598	3.13	1,556	2.52	97,945	3.96	3,083	3.15	67,179	3.13	2,408	3.58
		Call Loan	19,866	0.75	364	2.45	10,913	0.44	466	4.27	10,733	0.50	524	4.88
		Debenture	54,310	2.06	780	1.92	49,316	1.99	1,897	3.85	39,398	1.83	2,068	5.25
		Others	2,087	0.08	48	3.08	10,938	0.44	445	4.07	23,062	1.07	712	3.09
		Subtotal	262,044	9.94	4,478	2.28	236,543	9.56	7,682	3.25	190,324	8.86	7,243	3.81
	Interest bearing funding		2,088,029	79.18	57,475	3.68	1,936,226	78.22	90,002	4.65	1,722,624	80.18	68,224	3.96
	Others	Shareholder equity	193,688	7.35	—	0	181,847	7.35	—	0	174,937	8.14	—	0
		Loan loss reserve	15,753	0.6	—	0	15,707	0.63	—	0	11,147	0.52	—	0
		Others	339,477	12.87	—	0	341,710	13.80	—	0	239,699	11.16	—	0
	Non-interest bearing funding		548,918	20.82	—	0	539,264	21.78	—	0	425,783	19.82	—	0
	Total Funding		2,636,947	100	57,475	2.91	2,475,490	100	90,002	3.64	2,148,408	100	68,224	3.18

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

			2009				2008				2007
			(Jan.1~Sept.30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
			Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW million, %)			Ratio(%)		Paid	Rate(%)	Ratio(%)		Paid	Rate(%)	Ratio(%)		Paid	Rate(%)
Use	Fund in KRW	Deposits	111,039	4.21	1,290	1.55	73,760	2.98	2,581	3.5	67,425	3.14	1,501	2.23
		Securities	487,423	18.48	15,269	4.19	425,433	17.19	20,497	4.82	389,806	18.14	17,014	4.36
		Loans	650,378	24.66	55,637	11.44	1,224,471	49.46	89,602	7.32	1,078,194	50.19	72,320	6.71
		(Household)	601,575	22.81	24,579	5.46	574,061	23.19	40,925	7.13	528,181	24.58	35,298	6.68
		(Corporate)	703,148	26.67	31,058	5.91	650,410	26.27	48,677	7.48	550,013	25.60	37,022	6.73
		Advances for customers	944	0.04	10	1.42	397	0.02	11	2.77	175	0.01	8	4.29
		Call Loan	18,598	0.71	272	1.96	10,667	0.43	496	4.65	8,609	0.40	442	5.13
		Debenture	28,589	1.08	1,169	5.47	32,457	1.31	2,041	6.29	41,847	1.95	2,567	6.13
		Credit Card Receivable	113,694	4.31	23,218	27.3	100,551	4.06	27,839	27.69	94,300	4.39	23,240	24.64
		(Card Loan)	24,700	0.94	2,844	15.39	29,681	1.20	5,351	18.03	31,215	1.45	5,338	17.10
		Others	66,031	2.5	3,147	6.37	65,796	2.66	4,715	7.17	72,038	3.35	4,986	6.92
		Loan loss reserve	-35,333	-1.34	0	0	-30,502	-1.23	0	0	-28,316	-1.32	0	0
		Subtotal	2,095,708	79.47	100,012	6.38	1,903,030	76.87	147,782	7.77	1,724,078	80.25	122,077	7.08
	Fund in Foreign Currency	Deposits	28,180	1.07	160	0.76	16,573	0.67	394	2.38	9,343	0.43	292	3.13
		Securities	23,319	0.88	403	2.31	20,117	0.81	891	4.43	17,486	0.81	727	4.16
		Loan	135,737	5.15	3,994	3.93	141,759	5.73	6,873	4.85	78,387	3.65	4,564	5.82
		Call loan	17,576	0.67	80	0.61	8,640	0.35	235	2.72	5,360	0.25	299	5.58
		Bills bought	29,944	1.14	1,270	5.67	39,621	1.60	1,791	4.52	35,803	1.67	1,901	5.31
		Others	3,959	0.15	117	3.95	5,493	0.22	466	8.48	68,846	3.20	1,282	1.86
		Loan loss reserve	-2,677	-0.1	0	0	-2,342	-0.09	0	0	-1,441	-0.07		0
		Subtotal	236,038	8.95	6,024	3.41	229,861	9.29	10,650	4.63	213,785	9.95	9,065	4.24
	Interest earning funding		2,331,746	88.43	106,036	6.08	2,132,890	86.16	158,432	7.43	1,937,864	90.20	131,142	11.32
	Others	Cash	23,999	0.91	0	0	23,746	0.96	0	0	27,901	1.30	0	0
		PP&E	23,790	0.9	0	0	24,194	0.98	0	0	75,437	3.51	0	0
		Others	257,412	9.76	0	0	294,660	11.90	0	0	107,205	4.99	0	0
	Non-interest earning funding		305,201	11.57	0	0	342,600	13.84	0	0	210,543	9.80	0	0
	Total use of funds		2,636,947	100	106,036	5.38	2,475,490	100	158,432	6.4	2,148,408	100	131,142	6.1

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information
Financial information for 2009 3Q contained in this section are provisional figures.
Group BIS Ratio
(KRW million)

	2009 3Q	2008	2007
Aggregate Amount of Equity Capital (A)	23,485,430	18,723,461	15,815,434
Risk-Weighted Assets (B)	176,041,972	183,741,412	161,849,385
BIS Ratio (A/B) 1)	13.34%	10.19%	9.77%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio
(KRW million)

	2009 3Q	2008	2007
Won Assets due within 3 months (A)	925,522	920,661	220,009
Won Liabilities due within 3 months (B)	1,390,942	690,397	209,888
Won Liquidity Ratio (A/B)	66.54%	133.35%	104.82%
Liabilities to Equity Ratio
(KRW million)

	2009 3Q	2008	2007
Liabilities (A)	6,775,260	8,307,683	7,349,727
Equity (B)	20,192,251	17,605,119	17,977,801
Liabilities to Equity Ratio (A/B)	33.55%	47.19%	40.88%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
     (1) BIS Capital Adequacy Ratio (%) 1)

	2009 3Q	2008	2007
Shinhan Bank 2)	16.02	13.44	12.09

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	Basel II FIRB Approach was applied in calculating BIS for 2008 and 2009 3Q.
     (2) Adjusted Equity Capital Ratio (%)

	2009 3Q	2008	2007
Shinhan Card	25.93	20.32	25.31

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
     (3) Net Capital Ratio (%)

	Sept. 30 2009	Mar.31 2009	Mar.31 2008
Shinhan Investment Corp.	603.89	678.79	783.89

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
     (4) Solvency Margin Ratio (%)

	Sept.30 2009	Mar.31 2009	Mar.31 2008
Shinhan Life Insurance	215.05	208.60	222.74

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
Non- Performing Loans of Certain Subsidiaries 1)
     (1) Non- Performing Loans
(KRW million)

	Sept. 30, 2009		Dec.31, 2008		Dec.31, 2007
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

Shinhan Bank	1,841,714	1.24	1,306,316	0.85	848,846	0.63
Shinhan Card 2)	374,309	3.10	339,101	2.91	448,866	3.71

	Sept. 30, 2009		Mar.31, 2009		Mar.31, 2008
	Balance	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	of NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

Shinhan Investment Corp. 2)	138,854	10.05	125,366	12.14	27,738	2.35

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

     (2) Loan Loss Allowances & Write-offs for the period
(KRW million)

			Jan. 1, 2009~	Jan. 1, 2008~	Jan. 1, 2007~
			Sept. 30, 2009	Dec. 31, 2008	Dec. 31, 2007
Shinhan Bank	Loan Loss	Domestic	3,379,616	2,945,910	2,317,075
	Allowance	Overseas	25,948	81,927	76,175
		Total	3,405,564	3,027,837	2,393,250
	Write-offs		557,223	340,942	186,316
Shinhan Card	Loan Loss	Domestic	779,677	773,961	947,737
	Allowance	Overseas	—	—	—
		Total	779,677	773,961	947,737
	Write-offs		406,350	603,883	430,535

			Apr. 1, 2009~	Apr. 1, 2008~	Apr. 1, 2007~
			Sept. 30, 2009	Mar. 31, 2009	Mar. 31, 2008
Shinhan Investment Corp.	Loan Loss	Domestic	89,255	104,212	33,005
	Allowance	Overseas	17,357	6,541	—
		Total	106,612	110,753	33,005
	Write-offs		4,682	78,153	983
3. Independent Auditor
Audit Opinion for the last 3 years

	2009 3Q	2008 3Q	FY 2008	FY 2007
Audit Opinion	—	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
          The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment
Year	Auditor	(KRW mil.)	Details	Working hours

2009 3Q	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	3,320 hours
2008	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	5,106 hours
2007	KPMG Samjong Accounting Corp.	341	Review/Audit of Financial Statements	4,599 hours
	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term

Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee Chair	3 years starting from March 20, 2007
Sang Hoon Shin	Jul. 1, 1948	President & CEO	2 years starting from March 17, 2009
2) Non-Executive Directors
     Currently, 13 non-executive directors are in office, 12 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 17, 2009.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term

Baek Soon Lee	Oct. 8, 1952	X	—	3 years starting from March 17, 2009
Boo In Go	Dec. 25, 1941	O	—	1 year starting from March 17, 2009
Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 17, 2009
Yo Koo Kim	Mar. 23, 1950	O	—	1 year starting from March 17, 2009
Shee Yul Ryoo	Sept. 5, 1938	O	Board Steering Committee Chair Compensation Committee member	1 year starting from March 17, 2009
Ke Sup Yun	May 20, 1945	O	Risk Management Committee member Compensation Committee member	1 year starting from March 17, 2009
Jung Il Lee	Aug. 28, 1952	O	—	1 year starting from March 17, 2009
Sung Bin Chun	Jan. 21, 1953	O	Audit Committee Chair Board Steering Committee member Compensation Committee member	1 year starting from March 17, 2009
Kap Young Jeong	Aug. 22, 1951	O	Audit Committee member Board Steering Committee member Compensation Committee member	1 year starting from March 17, 2009
Haeng Nam Chung	Mar. 15, 1941	O	—	1 year starting from March 17, 2009
Bong Youn Cho	Mar. 9, 1948	O	Risk Management Committee Chair Audit Committee member Compensation Committee member	1 year starting from March 17, 2009
Young Seok Choi	Jul. 2, 1929	O	Board Steering Committee member	1 year starting from March 17, 2009
Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 17, 2009
     For personal profiles of the outside directors, please refer to our Form 6-K filed on February 19, 2009.

3) Executive Officers
In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Buhmsoo Choi	Aug. 8, 1956	Deputy President and Chief Financial Officer	- Finance Management Team - Investor Relations Team - Strategic Planning Team - Global Business Strategy Team

Sung Ho Wi	Jun. 12, 1958	Deputy President	- General Affairs Team
- Business Management Team
- Public Relations Team

Chan Hee Jin	Jun. 10, 1955	Deputy President	- Synergy Management Team
- Information & Technology Planning Team
- Audit & Compliance Team
Stock Options (as of September 30, 2009)

		No. of Exercised	No. of Cancelled	No. of Exercisable
	No. of	Options	Options	Options
	Granted Options (A)	(B)	(C)	(D = A – B - C)	Exercise Price
Granted in 2003	1,020,416	1,008,816	11,600	—	11,800
Granted in 2004	1,258,923	1,243,723	15,200	—	21,595
Granted in 2005	2,620,331	430,793	251,300	1,938,238	28,006
Granted in 2006	3,206,173	9,800	480,300	2,716,073	38,829
Granted in 2007	1,301,050	—	148,700	1,152,350	54,560
Granted in 2008	808,700	—	109,690	699,010	49,053
Granted in 2009	614,735	—	614,735	—	23,405
Total	10,830,328	2,638,312	1,631,525	6,505,671	—

Note)	The weighted-average exercise price of outstanding exercisable options as of September 30, 2009 is KRW 39,489.
Employees
(As of Sept. 30, 2009)

			Total Salaries and wages	Average Payment
	Number of		paid in 1H 2009	per person
	Employees	Average length of Service	(KRW million)	(KRW million)
Total	107	3 yrs 2 mths	6,238	58.2

5. Major Shareholders and Market Price Information of our Common Shares and ADRs
Major Shareholders1) of Shinhan Financial Group as of Sept. 30, 2009

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group	30,106,276	6.35
Korea Nat’l Pension Fund 2)	27,325,400	5.76
Total	57,431,676	12.11

1)	Shareholders who own beneficial ownership of 5% or more.

2)	Based on the public filing submitted by the Korea National Pension Fund on June 5, 2009 to report change of beneficial ownership of 5% or more. Number of common shares owned is as of May 18, 2009.
Common Share Traded on the Korea Exchange
(KRW, number of shares)

	Apr. 2009	May 2009	Jun. 2009	Jul. 2009	Aug. 2009	Sept. 2009
Price per share
High	31,700	34,000	32,650	41,600	42,500	48,950
Low	25,750	30,300	29,250	32,900	38,800	42,100
Avg.	29,191	31,939	30,868	35,963	41,019	46,061
Trading Volume	97,338,743	94,042,303	59,576,805	67,685,036	53,817,978	60,030,877
Highest Daily Trading Volume	9,373,677	13,492,539	4,281,045	5,588,808	4,298,230	4,444,317
Lowest Daily Trading Volume	2,254,216	2,382,288	1,672,469	1,542,585	1,067,417	1,194,900
American Depositary Shares traded on the New York Stock Exchange
(USD, number of shares)

	Apr. 2009	May 2009	Jun. 2009	Jul. 2009	Aug. 2009	Sept. 2009
Price per share
High	49.35	56.66	53.99	67.28	69.96	82.87
Low	38.24	48.06	46.81	50.56	60.92	65.14
Avg.	43.87	51.71	49.08	57.52	66.53	76.21
Trading Volume	3,491,465	2,819,257	1,910,529	2,273,916	1,387,528	1,814,680
Highest Daily Trading Volume	393,039	247,599	181,514	277,872	137,350	162,484
Lowest Daily Trading Volume	85,018	67,028	37,024	36,278	30,791	27,895

*	1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

		Origination	Maturity		Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Funding Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Card	Loan in KRW	2003-04-23	2009-04-23	5.47%	5.92%	100	—	100	—
Shinhan Capital	Loan in KRW	2004-03-24	2009-03-24	5.11%	5.93%	20	—	20	—
Shinhan Capital	Loan in KRW	2004-06-25	2009-06-25	4.93%	5.22%	50	—	50	—
Shinhan Investment Corp.	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	70	—	—	70
Shinhan Card	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	50	—	50	—
Shinhan Capital	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	50	—	50	—
Shinhan Card	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	30	—	30	—
Shinhan Capital	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	70	—	70	—
Shinhan Capital	Loan in KRW	2006-04-24	2009-04-24	5.09%	5.22%	100	—	100	—
Shinhan Investment Corp.	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	100	—	—	100
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	50	—	—	50
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	50	—	—	50
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	50	—	—	50
Shinhan Card	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	100	—	100	—
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	50	—	—	50
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	50	—	—	50
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	150	—	—	150
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	200	—	—	200
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	50	—	—	50
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	200	—	—	200
Shinhan PE	Loan in KRW	2008-06-27	2009-06-26	5.98%	6.18%	5	—	5	—
Shinhan Card	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	100	—	—	100
Shinhan Capital	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	50	—	—	50
Shinhan PE	Loan in KRW	2008-08-13	2009-08-13	6.65%	6.85%	5	—	5	—
Shinhan Card	Loan in KRW	2008-12-11	2011-12-11	8.01%	8.12%	100	—	100	—
Shinhan Capital	Loan in KRW	2008-12-11	2011-12-11	8.01%	8.12%	30	—	30	—
Shinhan Capital	Loan in KRW	2008-12-18	2009-07-03	8.13%	8.20%	120	—	120	—
SH&C	Loan in KRW	2008-12-26	2015-12-26	—	9.00%	10	—	10	—
Shinhan Capital	Loan in KRW	2009-01-06	2009-08-19	6.53%	6.63%	—	50	50	—
Shinhan PE	Loan in KRW	2009-08-13	2010-08-13	3.93%	3.99%	—	5	—	5

Total	—	—	—	—	—	2,410	55	890	1,575

Exhibit 99-1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Chief Financial Officer

Date : November 16, 2009